Skadden, Arps, Slate, Meagher & Flom

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Shu Du *	15 QUEEN'S ROAD CENTRAL, HONG KONG	BOSTON
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March 6, 2023

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lotus Technology Inc. (CIK No. 0001962746) Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Lotus Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares, par value US$0.00001 per share, in connection with the proposed business combination involving the Company and L Catterton Asia Acquisition Corp. (“LCAA”), a company organized under the laws of the Cayman Islands, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Securities and Exchange Commission

March 6, 2023

Financial Statements

In this submission, the Company has included (i) the audited combined financial statements of the Company as of and for the year ended December 31, 2021, (ii) the unaudited combined and consolidated financial statements of the Company as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022, (iii) the audited financial statements of LCAA as of December 31, 2021 and for the period from January 5, 2021 (inception) through December 31, 2021, (iv) the unaudited financial statements of LCAA as of September 30, 2022 and for the nine months ended September 30, 2022 and the period from January 5, 2021 (inception) through September 30, 2021, and (v) the unaudited pro forma condensed combined financial information presenting the combination of the financial information of LCAA and the Company. The Company intends to include the audited consolidated financial statements as of and for the fiscal year ended December 31, 2022 in a subsequent filing with the Commission when they become available, in any case no later than the first public filing of registration statement on Form F-4.

In addition, the Company has omitted from this submission its audited consolidated financial statements as of and for the fiscal year ended December 31, 2020, because the Company reasonably believes that such financial statements will not be required at the time when the registration statement on Form F-4 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations relate to the Fixing America’s Surface Transportation (FAST) Act.

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of the Draft Registration Statement is impracticable and involves undue hardship for the Company.

*          *          *

Securities and Exchange Commission

March 6, 2023

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Qingfeng Feng, Director and Chief Executive Officer, Lotus Technology Inc.
Alexious Lee, Director and Chief Financial Officer, Lotus Technology Inc.
Chinta Bhagat, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp
Scott Chen, Co-Chief Executive Officer of L Catterton Asia Acquisition Corp
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jesse Sheley, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP
Joseph Casey Raymond, Partner, Kirkland & Ellis International LLP
Justin You Zhou, Partner, Kirkland & Ellis International LLP
John Fung, Partner, KPMG Huazhen LLP